Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Form S-3 (File No. 33-46033), as amended, Form S-3 (File No. 333-90657), and Form S-3 and Post-Effective Amendment No. 1 to Form S-3 (File No. 333-48494), of our report dated March 28, 2007, relating to the consolidated financial statements and financial statement schedule of United Air Lines Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s emergence from bankruptcy, and changes in accounting for share based payments, and the method of accounting for and the disclosures regarding pension and postretirement benefits) appearing in this Annual Report on Form 10-K of United Air Lines, Inc. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP
Chicago, Illinois
March 28, 2007